                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 32)*

                         CELLULAR COMMUNICATIONS, INC.
- -------------------------------------------------------------------------------
                               (NAME OF ISSUER)
                Series A Common Stock, par value $.01 per share
- -------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

Kristina Veaco, Esq.                            Nathaniel M. Cartmell III, Esq.
AirTouch Communications        15091710         Pillsbury Madison & Sutro
425 Market Street           --------------      P.O. Box 7880
San Francisco, CA 94105     (CUSIP NUMBER)      San Francisco, CA 94120-7880
(415) 658-2088                                  (415) 983-1570
- -------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)
                           March 31 & April 4, 1994
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 22 pages
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                                 SCHEDULE 13D

- -----------------------
  CUSIP NO. 15091710
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        AIRTOUCH COMMUNICATIONS
        94-2995122
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        WC

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        California

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                      7
     NUMBER OF              2,981,100

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY       8
                            -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                      9
    REPORTING               2,981,100

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        2,981,100

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              [_]
12
        N/A
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        34.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                              Page 2 of 22 pages
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Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, the following restates the entire text of the Statement on Schedule 13D filed on February 18, 1992, by PacTel Corporation (which changed its name, effective March 10, 1994, to AirTouch Communications), as amended from time to time thereafter, including such amendments as are necessary to reflect the events requiring the filing of this Amendment No. 32.

Item 1.  SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is the Series A Common Stock, $.01 par value (the "Series A Common Stock"), of Cellular Communications, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 150 East 58th Street, New York, NY 10155.

Item 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed by AirTouch Communications (formerly PacTel Corporation), a California corporation ("AirTouch"), whose principal business is the provision of wireless telecommunications services. AirTouch's principal executive offices are located at 425 Market Street, San Francisco, CA 94105.

     The names, business addresses, and present principal occupations/titles of each executive officer and director of AirTouch are set forth in Appendix A hereto, which is incorporated herein by reference. Each such person is a United States citizen.

     During the last five years neither AirTouch nor, to the best of its knowledge, any of its executive officers or directors, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations


                              Page 3 of 22 Pages
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of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The amount of funds used to purchase the shares of Series A Common Stock reported as beneficially owned in Item 5 hereof was approximately $103,515,700, the source of which was working capital.

Item 4.  PURPOSE OF TRANSACTION.

     The Merger Agreement. AirTouch, Cellular Communications, Inc., a predecessor of the Issuer ("Old CCI"), CCI Newco, Inc., a predecessor of the Issuer ("New CCI"), and CCI Newco Sub, Inc. ("Newco Sub") are parties to an Amended and Restated Agreement and Plan of Merger and Joint Venture Organization, dated as of December 14, 1990 (the "Merger Agreement"), which is attached hereto as Exhibit 1 and incorporated herein by reference.

     In brief, the Merger Agreement provides for (i) the combination of certain cellular telephone systems in Ohio and Michigan of Old CCI and AirTouch in a joint venture (the "Joint Venture"), (ii) an initial investment by AirTouch in the Issuer and a mechanism whereby AirTouch may (and under certain circumstances is obligated to) acquire additional interests in the Issuer and (iii) an appraisal process (the "Appraisal Process"), commencing (unless deferred) on August 1, 1996, pursuant to which AirTouch may acquire the Issuer, including its interest in (a) the Joint Venture or (b) the Joint Venture and any other venture entered into by the Issuer and AirTouch (the "Second Venture") (in either case, together with such other assets of the Issuer as it and AirTouch may agree upon), by causing the Issuer to redeem (the "Redemption") each share of its Redeemable Participating Convertible Preferred Stock, par value $.01 per share (the "Redeemable Participating Preferred Stock"), and Series A Common Stock (together with the Redeemable Participating Preferred Stock, the "Redeemable Stock") not owned by AirTouch at a price reflecting the appraised private market value of such assets of the Issuer, less certain adjustments to be determined.

     In order to facilitate the transactions called for in the Merger Agreement, Old CCI was merged with and into Newco Sub, a wholly-owned subsidiary of New CCI, on August 1, 1991 (the "Closing"). After the Closing, New CCI, which by virtue of the merger had become the publicly-traded company, changed its name to Cellular Communications, Inc.

     Formation of the Joint Venture. At the Closing, the Issuer contributed its cellular telephone systems, located primarily in the state of Ohio, and AirTouch contributed its cellular telephone systems in Ohio and Michigan, to the Joint Venture, which is owned equally by the Issuer and AirTouch

                              Page 4 of 22 Pages
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(subject to certain preferred payment adjustments).  The Joint Venture was organized and is operated in accordance with the terms of the New Par Partnership Agreement, dated as of August 1, 1991, which is attached hereto as
Exhibit 2 and incorporated herein by reference. The Joint Venture is controlled by a four-person partnership committee, with two members appointed by each of the Issuer and AirTouch.

     Initial Equity Purchases by AirTouch. At the Closing, AirTouch purchased 2,206,410 shares of the Issuer's Class A Preferred Stock, par value $.01 per share (the "Class A Preferred Stock") and 25,641 shares of the Issuer's Series C Common Stock, par value $.01 per share (the "Series C Common Stock") for a purchase price of approximately $87,050,000. Such shares represent approximately 5.3% of the Issuer's outstanding capital stock. Neither the Class A Preferred Stock nor the Series C Common Stock is registered pursuant to section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Voting Rights of the Class A Preferred. Each share of Class A Preferred Stock is entitled to the full voting rights and powers of the Series A Common Stock and the Series C Common Stock (together, the "Common Stock") on an as-converted basis. In addition, the Class A Preferred Stock has certain special rights, described below, to elect directors of the Issuer. In no event, however, will such special voting rights entitle AirTouch to elect a majority of the Issuer's directors.

     Subject to the limitations described below, AirTouch is entitled to elect one director for each of the following criteria that is satisfied at such time:

          (i) The number of shares of Common Stock beneficially owned by AirTouch, assuming conversion of all then outstanding shares of preferred stock of the Issuer then owned by AirTouch at the then applicable conversion rate(s), represents at least 10 percent of the total number of Fully Diluted Shares (defined below) then outstanding.

          (ii)(a) The number of shares of Common Stock beneficially owned by AirTouch, assuming conversion of all then outstanding shares of preferred stock of the Issuer owned by AirTouch at the then applicable conversion rate(s), represents at least 30 percent of the total number of Fully Diluted Shares then outstanding or (b) the value of the Issuer's assets on a consolidated basis, excluding its interest in the Joint Venture, exceeds 20 percent of the total value of its assets on a consolidated basis (including, for this purpose, its interest in the Joint Venture).

          (iii) George S. Blumenthal will have ceased to be a director or to devote a substantial portion of his

                              Page 5 of 22 Pages
     working time to the business and affairs of the Issuer (other than as a result of a temporary disability lasting not in excess of six months).

          (iv) J. Barclay Knapp will have ceased to be a director or to devote a substantial portion of his working time to the business and affairs of the Issuer (other than as a result of a temporary disability lasting not in excess of six months).

"Fully Diluted Shares" is defined in the Merger Agreement to mean at any date the sum of all shares of Common Stock then outstanding and all shares of Common Stock issuable upon the exercise of all rights, options and warrants to acquire, and upon the conversion or exchange of all outstanding securities convertible into or exchangeable for, shares of Common Stock, whether such rights, options, warrants or securities are outstanding or are issuable upon the exercise of outstanding rights, options or warrants or upon the conversion or exchange of outstanding securities, but excluding before the occurrence of a Triggering Event (as defined in the rights agreement attached hereto as Exhibit 4) any shares of Redeemable Stock issuable upon the exchange of rights issued pursuant to such rights agreement.

     If at any time the right to elect a director pursuant to (i) or (ii) above arises and AirTouch elects to exercise such right, the number of directors constituting the Board of the Issuer will automatically be increased if necessary to permit AirTouch to exercise such right. The Issuer has the option of deciding whether any directors added pursuant to (iii) or (iv) above will fill vacancies or newly created directorships. The Restated Certificate of Incorporation of the Issuer (the "Restated Charter"), which is attached hereto as Exhibit 3 and incorporated herein by reference, provides that, notwithstanding the foregoing, AirTouch shall not have the right to elect more than two directors prior to the MRO (defined below).

     Additional Purchases by AirTouch; Restrictions on Certain Acquisitions. AirTouch has agreed not to acquire prior to the Redemption (or, in the event the Redemption does not occur, the third anniversary of the date when AirTouch can no longer cause the Redemption (the "Third Anniversary")) beneficial ownership of shares of Redeemable Participating Preferred Stock or Common Stock pursuant to open-market purchases or otherwise (other than in connection with the MRO or the Appraisal Process, each as described below) if, as a result of such acquisition, AirTouch and its affiliates would beneficially own, alone or as a group: (i) until August 1, 1992, more than 20 percent, (ii) until October 27, 1995, more than 27.5 percent, and (iii) thereafter, more than 49 percent, of the Fully Diluted Shares on the date of such acquisition. If (a) the MRO is fully subscribed, (b) AirTouch exercises in full its option to purchase shares of Series C Common Stock in connection with the MRO or (c) the Issuer commences an open-market purchase program or otherwise reduces its outstanding

                              Page 6 of 22 Pages
capital stock, AirTouch may own in excess of 49 percent of the Fully Diluted Shares. However, as described below, AirTouch will until the Redemption (or, in the event the Redemption does not occur, the Third Anniversary) be limited in its ability to vote the Redeemable Participating Preferred Stock and the Common Stock it owns.

     Right to Exchange. Pursuant to the Merger Agreement, AirTouch and any affiliate thereof has the right to request that the Issuer, and the Issuer upon such request shall take all action necessary to, exchange all or any portion of the shares of Redeemable Stock owned by them for an equal number of shares of Series C Common Stock.

     Permitted Acquisitions in the Event of Certain Third Party Acquisitions or Proposals. Notwithstanding the restrictions described above, the Merger Agreement provides that upon the earlier of (i) the date any person other than AirTouch or any of its affiliates or associates (an "Acquiring Person") acquires beneficial ownership of 15 percent or more of the Common Stock or (ii) the commencement of a tender offer or exchange offer by any person (other than AirTouch or the Issuer or any of its wholly owned subsidiaries) for which necessary financing is committed (or, in the good faith judgment of AirTouch, is reasonably capable of being financed) if upon consummation thereof such person would beneficially own more than 50 percent of the shares of the Redeemable Participating Preferred Stock and Common Stock (taken as a whole) then outstanding, AirTouch and its affiliates may acquire in the aggregate up to 51 percent of the Fully Diluted Shares. In the event of a third party tender offer or exchange offer described above, AirTouch may immediately commence a competing tender offer or exchange offer but may not purchase shares pursuant to such offer until such third party is, in AirTouch's reasonable judgment, legally capable of purchasing shares pursuant to such third party offer.

     Preemptive Rights. The Merger Agreement further provides that until the date AirTouch loses the right to cause the redemption (the "Back End Termination Date"), AirTouch will (except in connection with certain specified transactions) have preemptive rights with respect to any issuance of shares of Series A Common Stock, Redeemable Participating Preferred Stock or securities convertible or exchangeable into, or exercisable for, Series A Common Stock.

     Antitrust Regulation. Certain acquisition transactions may not be consummated until certain information has been filed with the Federal Trade Commission and the Department of Justice (the "Agencies") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended
(the "HSR Act"), and certain waiting period requirements thereunder have been satisfied. AirTouch and the Issuer may be required to file with the Agencies such information under the HSR Act if the acquisition of additional voting securities by AirTouch would result in

                              Page 7 of 22 Pages

AirTouch's holding 25 percent or more of the outstanding voting securities of the Issuer.

     Rights Agreement. The Issuer has adopted a rights agreement, which is attached hereto as Exhibit 4 and incorporated herein by reference, that would be triggered upon the acquisition by an Acquiring Person of beneficial ownership of 15 percent or more of the outstanding Redeemable Participating Preferred Stock and Common Stock (taken as a whole). The Rights Agreement would provide to stockholders of the Issuer (other than the Acquiring Person) rights to purchase at a discount shares of the Issuer's Series D Junior Participating Preferred Stock, par value $1.00 per share. Such rights are not redeemable prior to the end of the Appraisal Process unless the Rights Agreement is amended to provide otherwise with the concurrence of AirTouch and the approval of holders of a majority of the shares of Redeemable Participating Preferred Stock and Common Stock (other than AirTouch), voting together as a single class.

     Certain Standstill Agreements of AirTouch; Voting.  Pursuant to the
Merger Agreement, until the Redemption (or in the event the Redemption does not occur, the Third Anniversary), except as otherwise contemplated by the Merger Agreement, AirTouch and its affiliates will not (i) acquire any securities or properties of the Issuer or any of its successors or subsidiaries; (ii) solicit proxies or consents or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A of the Exchange Act) with respect to securities of the Issuer or any of its successors or subsidiaries or initiate any stockholder proposal with respect to the Issuer or any of its successors or subsidiaries;
(iii) take any action for the purpose of convening a stockholders' meeting of the Issuer or any of its successors or subsidiaries; (iv) make any proposal or public announcement relating to a tender or exchange offer for securities of the Issuer or any of its successors or subsidiaries or a merger, business combination, sale of assets, liquidation or other extraordinary corporate transaction relating to the Issuer and any of its successors or its subsidiaries; (v) form or participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) for the purpose of acquiring, holding, voting or disposing of securities of Issuer or any of its successors or subsidiaries or taking any other actions restricted under clauses (i) through
(iv) above; (vi) enter into any discussions or understandings with any third party with respect to any of the foregoing; (vii) disclose any intention, plan or arrangement inconsistent with the foregoing; or (viii) advise, assist or encourage any other person in connection with the foregoing; provided, however, that the foregoing is not deemed to apply to (a) any director of the Issuer nominated or appointed by AirTouch acting in his or her capacity as such or (b) the activities of the Joint Venture or the Second Venture or of AirTouch in connection with the management of the Joint Venture or the Second Venture.

                              Page 8 of 22 Pages
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     Pursuant to the Merger Agreement, until the Redemption (or, in the event the Redemption does not occur, the Third Anniversary), AirTouch will vote the Redeemable Participating Preferred Stock and Common Stock owned by it in the same proportion as the shares of Redeemable Participating Preferred Stock and Common Stock, excluding Redeemable Participating Preferred Stock and Common Stock held by any Acquiring Person; provided, however, that with respect to the election of directors, it may vote at its option for directors nominated by the Board of the Issuer. Notwithstanding the preceding sentence, until the Back End Termination Date, with respect to any matter submitted to a stockholder vote that relates to and is inconsistent with, among other things, the MRO, the Appraisal Process, AirTouch's permitted acquisitions of additional shares of the Issuer's capital stock, or the restrictions agreed to by the Issuer with respect to certain of its activities, AirTouch may vote against such matter, but may not vote to reduce its obligations with respect thereto.

     In the event that within one year after the Back End Termination Date, a third party makes a tender offer for capital stock of the Issuer, AirTouch will cause to be tendered therein all shares of Redeemable Participating Preferred Stock and Common Stock owned by it in the same proportion as shares of Redeemable Participating Preferred Stock and Common Stock (other than AirTouch), except that AirTouch may also cause such shares of Redeemable Participating Preferred Stock and Common Stock to be withdrawn at any time that such other stockholders have a right to withdraw such shares, in the same proportion as shares of Redeemable Participating Preferred Stock and Common Stock (taken as a whole) withdrawn by such stockholders.

     Registration Rights. Pursuant to the Merger Agreement, the Issuer has agreed that after the expiration of certain time periods (not to exceed two years) following the Back End Termination Date (the exact time to be determined in accordance with the Merger Agreement) and upon the request of AirTouch and subject to certain conditions, to file a registration statement (the "Post-Closing Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") as to the number of shares of Common Stock then held by AirTouch or its affiliates specified in such request (the "Registered Shares"). The Issuer is not required to file more than three Post-Closing Registration Statements that become effective and remain effective for a period (up to three months) sufficient to complete the distribution of the Registered Shares. The Merger Agreement further requires the Issuer to supplement or amend any Post-Closing Registration Statement as required by (i) the registration form utilized by the Issuer for such registration, (ii) the Securities Act or the rules or regulations thereunder or (iii) AirTouch (or any underwriter for AirTouch) with respect to the Registered Shares. The Issuer shall bear the expenses of such registrations, except for filing fees and certain expenses of AirTouch.

                              Page 9 of 22 Pages
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     The MRO.  At the close of business on October 27, 1995 (the "MRO
Date"), the Issuer will offer to redeem (the "MRO") up to 10.04 million shares, as adjusted (the "MRO Amount"), of the Redeemable Stock (with priority to be given to the Redeemable Participating Preferred Stock) at $60 per share, as adjusted (the "Mandatory Redemption Price"). In connection with the MRO, AirTouch is obligated to purchase for the Mandatory Redemption Price a number of newly issued shares of Series C Common Stock equal to the number of shares of Redeemable Stock redeemed by the Issuer in the MRO or repurchased by the Issuer in connection with the arrangements described below regarding certain Option Shares (defined below). Pursuant to the Restated Charter and the Merger Agreement, to the extent that any date or time period provided for in such documents in connection with the MRO and related transactions involving securities of the Issuer does not comply with Rule 13e-4 under the Exchange Act (or any applicable successor regulation) ("Rule 13e-4"), such date or time period shall be deemed to be the earliest practicable date or minimum practicable time period that complies with Rule 13e-4.

     AirTouch Purchase Right. In connection with the MRO, AirTouch has the right (but is not obligated) to purchase for the Mandatory Redemption Price up to 10.04 million of newly issued shares of Series C Common Stock (less the number of shares of Redeemable Stock actually redeemed in the MRO).

     Treatment of Certain Employee Replacement Options and Option Shares. In connection with the MRO, the Issuer is obligated, to the extent requested by the holders thereof, to cancel certain options held by directors, officers and employees of the Issuer ("Employee Replacement Options") and repurchase certain shares of Redeemable Participating Preferred Stock or Series A Common Stock (the "Option Shares") (together covering in the aggregate approximately 2.4 million shares of the Redeemable Stock) issued upon exercise of such options. Each Employee Replacement Option will be canceled in exchange for a payment of the Mandatory Redemption Price less the applicable exercise price for each share subject to such option, and each Option Share will be repurchased for the Mandatory Redemption Price. Unless the beneficiary of this payment provides a notice to the Issuer by December 1, 1994 requesting that the repurchase date be the MRO Date, the repurchase date will be January 4, 1996. AirTouch is obligated to purchase from the Issuer, for an amount equal to the aggregate consideration paid by the Issuer upon cancelation of such employee options, an option or options exercisable for that number of shares of Series C Common Stock equal to the number of shares subject to the canceled Employee Replacement Options. The exercise price per share of the AirTouch options will be the weighted average exercise price per share of the corresponding canceled options. Pursuant to the Merger Agreement and certain amendments to individual stock option agreements and stock option plans made prior to the Closing, to the extent that any date or time period provided for in such documents relating to the cancelation of the Employee Replacement Options in connection with the

                              Page 10 of 22 Pages

MRO does not comply with Rule 13e-4, such date or time period shall be deemed to be the earliest practicable date or minimum practicable time period that complies with Rule 13e-4. Under presently existing Exchange Act regulations, cancelation of the Employee Replacement Options can occur no earlier than 10 business days (as defined in Rule 13e-4) following the date the Redeemable Stock is actually redeemed in the MRO.

     Appraisal Process.  The Appraisal Process will commence on August 1,
1996 (unless deferred for six months by the Issuer). Pursuant to the Appraisal Process, AirTouch has the right, by causing the Redemption, to acquire the Issuer, including its interest in (i) the Joint Venture or (ii) the Joint Venture and the Second Venture (together in either case with such other businesses or assets of the Issuer as AirTouch and the Issuer may agree upon (the "Other Assets")), at a price reflecting the appraised private market value of such acquired interests determined in accordance with the Merger Agreement. AirTouch will finance the Redemption by providing to the Issuer any necessary funds. The price to be paid in the Redemption will be subject to reduction for certain adjustments.

     In the event that any Other Assets are retained, the Redemption price per share will be increased by an amount based upon the appraised private market value of such Other Assets retained. Any Other Assets not mutually agreed to be retained will be sold. The net proceeds from such sale remaining after reduction for the Issuer's costs, expenses, appropriate escrows and taxes relating to the sale will be distributed to the Issuer's stockholders.

     AirTouch has the opportunity to evaluate up to three different appraisal values during the Appraisal Process prior to determining whether to cause a Redemption. In the event AirTouch rejects the first two appraisals and thereafter elects to cause a Redemption in the third appraisal, the Redemption price will be increased by two percent. The final appraisal may commence between five and six and one-half years following the Closing.

     AirTouch Make Whole Obligation. In the event that AirTouch does not exercise its right to cause the Redemption, the Issuer is obligated to promptly commence a process to sell itself (and, under certain circumstances, AirTouch's interest in the Joint Venture). In the alternative, the Issuer has the right to purchase AirTouch's interest in the Issuer (or the Issuer and the Joint Venture, as the case may be) at a price based upon their appraised values determined in accordance with the Merger Agreement. The Issuer may not exercise such right to purchase, or elect not to accept certain bids resulting from the sales process described below, if the effect in either case would be to release AirTouch from its Make Whole Obligation (defined below), without the approval of the holders (other than AirTouch) of a majority of the outstanding shares of Common Stock and Redeemable Participating Preferred Stock voting together as a class.

                              Page 11 of 22 Pages

     If the Issuer or its interest in the Joint Venture (or, if the Joint Venture has been dissolved, the Joint Venture assets) is sold pursuant to a Qualifying Third Party Sale (i.e., a sale within certain specified time periods not to exceed two years) for a Third Party Price Per Share less than the Gross Make Whole Price Per Share (an amount which is based upon the appraised private market value of the Issuer's interest in the Joint Venture), AirTouch is obligated to pay to each stockholder of the Issuer other than AirTouch (the "Make Whole Obligation") a specified percentage of such shortfall (which percentage decreases at specified thresholds as such shortfall increases). The Make Whole Obligation will be reduced by a Total Per Share Adjustment. In the event the Total Per Share Adjustment exceeds the Make Whole Obligation, the Issuer is obligated to pay to AirTouch an amount (the "AirTouch Payment") equal to the aggregate of such excess amounts (increased to compensate AirTouch for the portion of any such payment indirectly borne by it as a stockholder of the Issuer). The AirTouch Payment would be made by the Issuer to AirTouch subsequent to the sale of the Issuer and the receipt of the proceeds therefrom by the stockholders of the Issuer or the sale of the Issuer's interest in the Joint Venture (or, if the Joint Venture has been dissolved, the Joint Venture assets) and the receipt of the proceeds therefrom by the Issuer. If a third party sale is not consummated upon certain conditions and within certain specified time periods, the Make Whole Obligation will terminate.

     Certain Required Asset Sales; Other Adjustments. In the event that AirTouch does not cause the Redemption, the Issuer is obligated, no later than one year after AirTouch loses its right to cause the Redemption, to sell promptly all of its assets (other than its interest in the Joint Venture). Such a sale may be in conjunction with a Qualifying Third Party Sale. In connection with a sale of the Issuer (or its interest in the Joint Venture) other than a Qualifying Third Party Sale, the Issuer is obligated to pay AirTouch (the "Other Sale Payment") an amount equal to the aggregate Total Per Share Adjustment (increased to compensate AirTouch for the portion of any such payment indirectly borne by it as a stockholder of the Issuer). Such payment obligation continues regardless of when such a sale is made, whether the Make Whole Obligation has expired or whether AirTouch has ceased to hold an ownership interest in the Issuer or the Joint Venture. The Other Sale Payment would be made by the Issuer subsequent to the sale of the Issuer and the receipt of the proceeds therefrom by the Issuer's stockholders or the sale of the Issuer's interest in the Joint Venture (or, if the Joint Venture has been dissolved, the Joint Venture assets) and the receipt of the proceeds therefrom by the Issuer.

     On December 11, 1992, Pacific Telesis Group ("Telesis") and AirTouch entered into a Termination Agreement (the "Termination Agreement") with the Issuer and Old CCI. The Termination Agreement, including all exhibits thereto, is attached hereto as Exhibit 5 and is incorporated herein by reference. The

                              Page 12 of 22 Pages
following discussion is qualified in its entirety by reference to the Termination Agreement and such exhibits.

     The Termination Agreement provides, among other things, (i) for the termination (effective upon the satisfaction of certain conditions) of all of Telesis' obligations under a letter of responsibility dated as of December 14, 1990 (executed and delivered December 21, 1990) that Telesis entered into in connection with the Merger Agreement and (ii) for substitute credit assurance for AirTouch's obligations to the Issuer in connection with the MRO, the Make Whole Obligation and the obligation described in the following sentence. Under the Termination Agreement, AirTouch and the Issuer have agreed that AirTouch in certain instances will have an additional make whole obligation should AirTouch determine not to exercise its right to cause the Redemption and a Qualifying Third Party Sale is consummated at a price less than AirTouch would have been required to pay.

     In addition, under the Termination Agreement, AirTouch has the right to exchange each share of the Issuer's Class A Preferred Stock that it currently owns for one share of the Issuer's Class A Preference Stock, $1 par value per share (the "Class A Preference Stock"), to be authorized and issued pursuant to
Section 7 of the Termination Agreement. Such right will be exercisable at any time after the filing by the Issuer with the Delaware Secretary of State of a certificate of designation, in the form attached as Exhibit C to the Termination Agreement (the "Certificate of Designation"), designating the powers, rights and preferences of the Class A Preferred Stock, which will be substantially similar to those of the Class A Preferred Stock. The Class A Preference Stock will not be registered pursuant to section 12 of the Exchange Act.

     AirTouch has also agreed, subject to certain conditions, to waive certain provisions of the Merger Agreement and the Restated Charter to permit the Issuer to own, operate, manage or maintain a wireless communications business solely in Puerto Rico (a "PRCo"). In the event that, prior to the issuance to AirTouch of shares of Class A Preference Stock, the Issuer issues any PRCo Acquisition Shares (as defined in the Certificate of Designation), the Issuer has agreed under the Termination Agreement that, to the extent AirTouch would not be entitled, if the PRCo Acquisition Shares were included in the calculation of Fully Diluted Shares, to elect the number of directors that it would be entitled to elect as a holder of Class A Preferred Shares if such PRCo Acquisition Shares were not included in Fully Diluted Shares (the director or directors so affected being referred to as the "Affected Directors"), it will
(a) cause its directors to exercise all authority under applicable law to appoint to its board persons designated by AirTouch equal in number to the number of Affected Directors and (b) use its best efforts to secure the election of AirTouch's designees at each annual meeting of the Issuer's stockholders. Similarly, the provisions in the Certificate of

                              Page 13 of 22 Pages

Designation relating to special rights of holders of Class A Preference Stock to elect directors based on percentage ownership of the Issuer's capital stock exclude PRCo Acquisition Shares from the calculation of Fully Diluted Shares.

     The descriptions of the transactions contemplated by, and the provisions of, the Merger Agreement and the other agreements or documents referred to in this Item 4 are qualified in their entirety by reference to such agreements or documents, which are attached as exhibits hereto and incorporated herein by reference. For a fuller description of the matters discussed in this
Item 4, reference is made to the complete Proxy Statement/ Prospectus of the Issuer relating to the transactions contemplated by the Merger Agreement, which was filed with the Securities and Exchange Commission on December 28, 1990
(SEC File No. 0-14882).

                                     * * *

     AirTouch's purpose in acquiring the shares of Series A Common Stock reported as beneficially owned in Item 5 of this Statement is to take advantage of its right to acquire Series A Common Stock in the open market or otherwise in accordance with the provisions of the Merger Agreement, prior to the maturation of any rights or obligations to acquire or make payments in respect to Redeemable Stock pursuant to the MRO or the Appraisal Process. As previously discussed, additional purchases of Series A Common Stock will, upon the attainment of specified ownership thresholds, entitle AirTouch to elect a second director to the Issuer's board.

     Subject to the factors discussed below, AirTouch expects that it may purchase from time to time additional shares of Series A Common Stock, through the open market, in privately negotiated transactions or otherwise. Any such purchases may be discontinued at any time, possibly for extended periods of time, and once discontinued may thereafter recommence. The amount and timing of any such additional purchases will depend upon AirTouch's evaluation of the market for the Series A Common Stock, the Issuer's business, prospects and financial condition, other investment opportunities available to AirTouch, prospects for AirTouch's own business, general economic conditions, money and stock market conditions and other developments as well as AirTouch's rights and obligations under the Merger Agreement. Depending on the same factors, AirTouch may decide to sell all or part of the shares, although it has no current intention to do so.

     Except as set forth in this Item 4, neither AirTouch nor, to the best of its knowledge, any of its executive officers or directors, has any plans or proposals with respect to the Issuer (although each reserves the right to develop such plans or proposals, subject to AirTouch's obligations under the Merger Agreement) that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                                     * * *

                             Pages 14 of 22 Pages

     On September 17, 1992, AirTouch executed a written consent electing its President and Chief Executive Officer, C. L. Cox, to the board of directors of the Issuer effective as of September 28, 1992. In doing so, AirTouch exercised its right under the Restated Charter, as sole holder of Class A Preferred Stock, to elect one director upon attaining beneficial ownership of Common Stock representing at least 10% of the total number of Fully Diluted Shares then outstanding. The Restated Charter provides that the size of the board of directors of the Issuer will increase automatically to permit the election of Mr. Cox.

     On September 16, 1993, AirTouch exchanged its shares of the Issuer's
Class A Preferred Stock for an equal number of shares of the Issuer's Class A Preference Stock. Such exchange was effected pursuant to AirTouch's rights under the Termination Agreement. In connection with the exchange, and pursuant to its rights under the Certificate of Designation, AirTouch executed a written consent electing Mr. Cox to the board of directors of the Issuer effective on September 16, 1993.

     On March 30, 1994, in satisfaction of certain provisions of the Termination Agreement, AirTouch provided to the Issuer the substitute credit assurance called for by the Termination Agreement, consisting of (i) an irrevocable letter of credit for the benefit of the Issuer in the amount of $600 million and (ii) a pledge to the Issuer of all but 30,000 of the outstanding Class A Preference Stock and all of the Common Stock then owned by AirTouch and any such shares acquired thereafter up to an number of shares so pledged that represents 15% of the Fully Diluted Shares then outstanding. Concurrent with the satisfaction of the conditions set forth in the Termination Agreement, Telesis' obligations under its December 14, 1990 letter of responsibility terminated.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of April 4, 1994, AirTouch owned 2,981,100 shares of Series A
Common Stock. According to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, the number of shares of Series A Common Stock outstanding as of March 21, 1994 was 8,643,260. Based on such information, the 2,981,100 shares of Series A Common Stock beneficially owned by AirTouch represent approximately 34.5% of the class. See the Note below. Such shares represent approximately 7.0% of the Issuer's outstanding capital stock. Neither AirTouch nor, to the best of its knowledge, any executive officer or director of AirTouch, beneficially owns any shares of Series A Common Stock.

     In addition to the shares of Series A Common Stock as to which beneficial ownership is being reported herein, AirTouch owns shares of other classes of securities of the Issuer, which classes are not registered under section 12 of the Exchange Act.  See Item 4 of this Statement.

     Note: Pursuant to the Restated Charter, a change in beneficial ownership after January 28, 1992 of shares of Redeemable Participating Preferred Stock results in the automatic conversion, as of immediately prior to such change, of such shares into shares of Series A Common Stock. As a result, although the number of shares of Series A Common Stock outstanding is likely to increase automatically over time, the amounts of such increases are neither predictable nor presently ascertainable by AirTouch, since changes in beneficial ownership can occur other than through trades (whether public or private) or other changes in record ownership. Similarly, absent purchases of Series A Common Stock by AirTouch that offset such automatic increases, AirTouch's percentage beneficial ownership of shares of Series A Common Stock

                              Page 15 of 22 Pages
is likely to decrease, although the exact amounts of such decreases cannot be predicted.

     (b) AirTouch has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares.

     (c) On February 7, 1992, AirTouch purchased 275,000 shares of Series A Common Stock in an over-the-counter transaction at a price per share of $35-1/8. Since then, AirTouch has purchased an aggregate of 2,706,100 shares of Series A Common Stock in over-the-counter and privately negotiated transactions at the following prices per share:

                                            Price per share (excluding
Date                    Number of Shares    brokerage commissions)
- ----                    ----------------    --------------------------
February 28, 1992            8,000                $ 32.875
                             1,000                $ 33.00
                             2,000                $ 33.25
                             2,000                $ 33.50
                            45,000                $ 33.4375

March 3, 1992               12,000                $ 34.25
                            40,000                $ 34.375

March 4, 1992                5,000                $ 35.00

March 5, 1992                5,000                $ 35.00
                             5,000                $ 35.125
                            10,000                $ 35.25

March 6, 1992               33,000                $ 35.125

March 11, 1992             100,000                $ 35.875

March 12, 1992              25,000                $ 35.875

March 13, 1992              20,000                $ 35.875

March 17, 1992              20,000                $ 35.875

March 19, 1992               8,000                $ 35.875

March 20, 1992              40,000                $ 35.50

March 23, 1992              15,000                $ 35.375
                            45,000                $ 35.25

March 24, 1992              25,000                $ 35.25
                            15,000                $ 35.125

March 25, 1992              30,000                $ 35.25

                              Page 16 of 22 Pages

March 26, 1992               8,000                $ 35.25

March 30, 1992              10,000                $ 35.25

April 2, 1992               20,000                $ 35.375

April 7, 1992               63,000                $ 35.25

April 10, 1992              15,000                $ 34.875
                            35,000                $ 35.00

April 13, 1992               5,000                $ 34.875

April 14, 1992              40,000                $ 34.875

April 15, 1992              25,000                $ 34.75

April 20, 1992              10,000                $ 34.75

April 29, 1992               9,000                $ 34.00

April 30, 1992              10,000                $ 34.50

May 7, 1992                  5,000                $ 35.125

May 8, 1992                 37,000                $ 34.875


May 11, 1992                10,000                $ 35.00

May 12, 1992                50,000                $ 35.375

May 14, 1992                35,000                $ 35.375

May 15, 1992                30,000                $ 35.25

May 19, 1992                15,000                $ 35.25

May 20, 1992                60,000                $ 35.375

May 22, 1992                24,000                $ 35.375

May 26, 1992                25,000                $ 35.375

May 28, 1992               300,000                $ 34.875
                            10,000                $ 35.25

May 29, 1992                10,000                $ 34.875

June 1, 1992                10,000                $ 34.875

June 4, 1992               100,000                $ 34.625
                           100,000                $ 34.50

                              Page 17 of 22 Pages

June 9, 1992               125,000                $ 34.00

June 10, 1992               50,000                $ 33.625

June 12, 1992                3,500                $ 33.00

June 17, 1992               23,000                $ 33.00

June 18, 1992                5,000                $ 33.00

June 19, 1992               10,000                $ 33.1875
                             4,000                $ 33.00

June 22, 1992               85,000                $ 33.0625
                            62,900                $ 33.00

June 25, 1992                5,000                $ 33.25

June 26, 1992               31,000                $ 33.4375

July 1, 1992                19,000                $ 33.3125
                             5,000                $ 33.25

July 7, 1992                10,700                $ 34.0625
                            12,000                $ 33.875

July 8, 1992               100,000                $ 34.0625

July 13, 1992                5,000                $ 34.00

July 14, 1992               40,000                $ 34.00

July 17, 1992                5,000                $ 34.00

July 20, 1992               10,000                $ 34.00

July 21, 1992               30,000                $ 34.125
                            12,000                $ 34.00

July 22, 1992               50,000                $ 34.00

July 24, 1992               10,000                $ 34.00

July 27, 1992               10,000                $ 34.00

July 28, 1992               10,000                $ 34.00

July 29, 1992               49,000                $ 34.50

August 12, 1992             10,000                $ 36.0625
                            20,000                $ 36.00

January 29, 1993             6,000                $ 31.875

                              Page 18 of 22 Pages

February 1, 1993             9,000                $ 31.96
                             4,000                $ 32.50

February 2, 1993             2,200                $ 33.00
                            14,000                $ 33.125
                             5,600                $ 33.50
                             7,000                $ 33.75

February 5, 1993            10,000                $ 34.25

February 8, 1993            17,000                $ 34.375

February 9, 1993            23,000                $ 34.3125

February 12, 1993           20,000                $ 34.875

March 3, 1993               14,000                $ 34.8125

March 5, 1993               11,000                $ 34.75

January 19, 1994            10,000                $ 44.078

January 24, 1994             5,000                $ 44.25

January 26, 1994             2,500                $ 44.50

February 4, 1994            10,000                $ 44.50

February 8, 1994             3,700                $ 44.50

February 16, 1994            2,000                $ 44.75

March 14, 1994               5,000                $ 44.75

March 31, 1994             119,000                $ 44.50

April 4, 1994               12,000                $ 44.50

     (d) No person other than AirTouch has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See Item 4 above.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     1. Amended and Restated Agreement and Plan of Merger and Joint Venture Organization by and among AirTouch, Old CCI, New CCI and Newco Sub, dated as of December 14, 1990.*

     2.   New Par Partnership Agreement, dated as of August 1, 1991.*

     3. Restated Certificate of Incorporation of the Issuer, filed with the Secretary of State of the State of Delaware on August 1, 1991.*

     4. Rights Agreement, dated as of July 31, 1991, between New CCI, AirTouch, and Continental Stock Transfer & Trust Company.*

     5. Termination Agreement, dated as of December 11, 1992, by and among Telesis, AirTouch, the Issuer and Old CCI (including all exhibits).*

* Previously filed.

                              Page 19 of 22 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       AIRTOUCH COMMUNICATIONS



                                       By:  /s/ C. L. Cox
                                           ------------------------------
                                            C. L. Cox
                                            President and
                                            Chief Operating Officer


Dated: April 6, 1994

                              Page 20 of 22 Pages

                                                                      Appendix A


                            AIRTOUCH COMMUNICATIONS
                               EXECUTIVE OFFICERS

                                                        Present Principal
Name                     Business Address               Occupation/Title
- ----                     ----------------               -----------------

Sam Ginn                 AirTouch Communications        Chairman and Chief
                         425 Market Street              Executive Officer
                         San Francisco, CA 94105

C. Lee Cox               AirTouch Communications        President and Chief
                         425 Market Street              Operating Officer
                         San Francisco, CA 94105

Lydell L. Christensen    AirTouch Communications        Executive Vice
                         425 Market Street              President and Chief
                         San Francisco, CA 94105        Financial Officer

Margaret G. Gill         AirTouch Communications        Senior Vice
                         425 Market Street              President, Legal and
                         San Francisco, CA 94105        External Affairs and
                                                        Secretary

Arun Sarin               AirTouch Communications        Senior Vice
                         425 Market Street              President, Corporate
                         San Francisco, CA 94105        Strategy/Development
                                                        and Human Resources

F. Craig Farrill         AirTouch Communications        Vice President,
                         2999 Oak Road                  Technology, Planning
                         Walnut Creek, CA 94596         and Development

Mohan S. Gyani           AirTouch Communications        Vice President,
                         425 Market Street              Finance and
                         San Francisco, CA 94105        Treasurer

George F. Schmitt        AirTouch International         Vice President,
                         2999 Oak Road                  International
                         Walnut Creek, CA 94596         Operations

Susan G. Swenson         Bay Area Cellular Telephone    Vice President
                         Company
                         651 Gateway Boulevard
                         South San Francisco, CA 94080

Paul H. White            AirTouch Communications        General Counsel
                         2999 Oak Road
                         Walnut Creek, CA 94596

Charlie E. Jackson       AirTouch Paging                President and Chief
                         12221 Merit Drive              Executive Officer,
                         Dallas, TX 75251               AirTouch Paging

John R. Lister           PacTel Teletrac                President and Co-
                         9800 La Cienega Blvd.          Chief Executive
                         Inglewood, CA 90301            Officer, PacTel
                                                        Teletrac

Jan K. Neels             AirTouch International         President and Chief
                         2999 Oak Road                  Executive Officer,
                         Walnut Creek, CA 94596         AirTouch
                                                        International

                              Page 21 of 22 Pages

                            AIRTOUCH COMMUNICATIONS
                                   DIRECTORS

                                                     Present Principal
Name                 Business Address                Occupation/Title
- ----                 ----------------                ----------------

Sam Ginn             AirTouch Communications         Chairman and Chief
                     425 Market Street               Executive Officer
                     San Francisco, CA 94105

C. Lee Cox           AirTouch Communications         President and Chief
                     425 Market Street               Operating Officer
                     San Francisco, CA 94105

Carol A. Bartz       Autodesk, Inc.                  Chairman, President
                     2320 Marinship Way              and Chief Executive
                     Sausalito, CA 94965             Officer

Donald G. Fisher     The Gap, Inc.                   Chairman and Chief
                     One Harrison Street             Executive Officer
                     San Francisco, CA 94105

James R. Harvey      Transamerica Corporation        Chairman
                     600 Montgomery Street
                     San Francisco, CA 94111

Paul Hazen           Wells Fargo and Company         President and Chief
                     420 Montgomery Street           Operating Officer
                     San Francisco, CA 94163

Arthur Rock          Arthur Rock & Co.               Principal
                     One Maritime Plaza, Suite 1220
                     San Francisco, CA 94111

Charles R. Schwab    Charles Schwab & Co.            Chairman
                     101 Montgomery Street, 28th
                     Floor
                     San Francisco, CA 94104

George P. Shultz     The Hoover Institution          Professor and
                     Stanford University             Distinguished Fellow
                     Palo Alto, CA 94305




                              Page 22 of 22 Pages